UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  September 30, 2012

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PHL Variable Insurance Company
Full Name of Registrant

Former Name if Applicable

One American Row
Address of Principal Executive Office (Street and Number)

Hartford, Connecticut 06102-5056
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As reported under Item 4.02 of the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 18, 2012 (the “Form 8-K”), as amended by disclosure under Item 4.02 of the amendment to the Form 8-K on Form 8-K/A filed with the SEC on November 8, 2012 (the “Form 8-K/A”), by PHL Variable Insurance Company (the “Registrant”), the Registrant is in the process of restating its previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009 included in the Registrant’s Annual Report on Form 10-K and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, included in the Registrant’s Quarterly Reports on Form 10-Q (the “Restatement”). The Registrant is working diligently to complete the Restatement; however, the Registrant is unable to complete the Restatement process, evaluate its conclusions regarding internal controls, and file its Quarterly Report on Form 10-Q for the period ending September 30, 2012 (the “Form 10-Q”) on or before the prescribed due date of November 14, 2012.

The Registrant does not expect to file the Form 10-Q within the five day extension period offered by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

We refer you to the Form 8-K and the Form 8-K/A for more information related to the Restatement, including, without limitation, the nature of the accounting errors giving rise to the Restatement.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing statements, and those contained in the Form 8-K and the Form 8-K/A regarding the expected impact of the Restatement and the anticipated timing of our SEC filings, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements.  These forward-looking statements include statements relating to trends in, or representing management’s beliefs about, future developments affecting us and our future transactions, strategies, operations and financial results, and often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions.  Forward-looking statements are made based upon management’s current expectations and beliefs concerning trends and future developments and their potential effects on us.  They are not guarantees of future developments or performance.  Actual developments and our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC and the risk that the company may be unable to file its restated financial results in the anticipated time frame.  Certain other factors which may impact developments, our business, financial condition or results of operations or which may cause actual developments or results to differ from such forward-looking statements are discussed or included in our periodic reports filed with the SEC and are available on our website at www.phoenixwm.com under “Investor Relations.”  You are urged to carefully consider all such factors.  We do not undertake or plan to update or revise forward-looking statements to reflect actual developments, results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this discussion, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized.  If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this discussion, such statements or disclosures will be deemed to modify or supersede such statements in this discussion.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Peter A. Hofmann	(860)	403-5000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a GAAP net loss for the third quarter of 2012 driven primarily by a charge resulting from its annual actuarial assumption review and adverse mortality in the quarter. These items are unrelated to the Restatement. Due to the Registrant's pending restatement as discussed in Part III above, the Registrant cannot provide a reasonable estimate and comparison of operating results at this time.

The Phoenix Companies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 8, 2012	By:	/s/ Peter A. Hofmann
Name: Peter A. Hofmann
Title: Senior Executive Vice President and Chief Financial Officer